Mail Stop 3561                                            October 15, 2018


Mr. Jay D. Gould
Chief Executive Officer
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, Georgia 30339

       Re:    Interface, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 1, 2018
              File No. 001-33994

Dear Mr. Gould:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


                                                          Sincerely,

                                                          /s/ Jennifer Thompson

                                                          Jennifer Thompson
                                                          Accounting Branch
Chief
                                                          Office of Consumer
Products